FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                          For the month of July, 2005

                          GRANITE MORTGAGES 04-2 PLC
                    (Translation of registrant's name into
                                   English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                        (Address of principal executive
                                   offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                    (Translation of registrant's name into
                                   English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                        (Address of principal executive
                                   offices)


                        GRANITE FINANCE FUNDING LIMITED
                    (Translation of registrant's name into
                                   English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                        (Address of principal executive
                                   offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 04-2 PLC

                                     By:  L.D.C. Securitisation Director No. 2

                                     By:  /s/ Sharon Tyson
                                          ------------------------------------
                                     Name:   Sharon Tyson
                                     Title:  Director
Date:  October 12, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:  /s/ Jonathan David Rigby
                                          ------------------------------------
                                     Name:   Jonathan David Rigby
                                     Title:  Director
Date:  October 12, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:  /s/ Daniel Le Blancq
                                          ------------------------------------
                                     Name:   Daniel Le Blancq
                                     Title:  Director
Date:  October 12, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-2 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Finance Trustees Limited, Granite Mortgages 04-3 Plc, Granite Master Issuer Plc, Granite Finance Funding Limited and Granite Finance Funding 2 Limited
Period 1 July 2005 - 31 July 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

----------------------------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                             289,887

Current Balance - Trust Mortgage Assets                                (GBP)26,974,563,095

Current Balance - Trust Cash and other Assets                          (GBP)1,310,134,550

Last Months Closing Trust Assets                                       (GBP)30,137,006,836

Funding share                                                          (GBP)17,707,131,746

Funding 2 share                                                        (GBP)7,885,265,191

Funding and Funding 2 share                                            (GBP)25,592,396,937

Funding and Funding 2 Share Percentage                                       90.48%

Seller Share*                                                          (GBP)2,692,300,707

Seller Share Percentage                                                       9.52%

Minimum Seller Share (Amount)*                                         (GBP)1,729,168,861

Minimum Seller Share (% of Total)                                             6.11%

Excess Spread last quarter annualised (% of Total)                            0.43%
----------------------------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

----------------------------------------------------------------------------------------------------------------------------
                            Number               Principal (GBP)          Arrears (GBP)          By Principal (%)
< 1 Month                   284,561              26,462,062,405                 0                     98.10%

> = 1 < 3 Months             4,266                 413,451,549              3,527,248                  1.53%

> = 3 < 6 Months              862                  80,631,855               1,874,813                  0.30%

> = 6 < 9 Months              169                  16,161,410                633,854                   0.06%

> = 9 < 12 Months             27                    2,162,195                132,041                   0.01%

> = 12 Months                  2                     93,681                   8,758                    0.00%

Total                       289,887              26,974,563,095             6,176,714                 100.00%
----------------------------------------------------------------------------------------------------------------------------


Properties in Possession

----------------------------------------------------------------------------------------------------
                            Number               Principal (GBP)          Arrears (GBP)

Total (since inception)       543                  37,970,947               1,866,351
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Properties in Possession                                                       183

Number Brought Forward                                                         128

Repossessed (Current Month)                                                    55

Sold (since inception)                                                         360

Sold (current month)                                                           20

Sale Price / Last Loan Valuation                                               1.04

Average Time from Possession to Sale (days)                                    130

Average Arrears at Sale                                                    (GBP)3,268

Average Principal Loss (Since inception)*                                   (GBP)786

Average Principal Loss (current month)**                                   (GBP)1,494

MIG Claims Submitted                                                            9

MIG Claims Outstanding                                                          3

Average Time from Claim to Payment                                             53
----------------------------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

----------------------------------------------------------------------------------------------------
                                                     Number                Principal (GBP)

Substituted this period                                 0                    (GBP)0

Substituted to date (since 26 March 2001)            631,014           (GBP)56,601,148,674
----------------------------------------------------------------------------------------------------

CPR Analysis

----------------------------------------------------------------------------------------------------
                                                                            % of CPR

Current Month % of CPR - Removals*                                           58.10%

Previous Month % of CPR - Removals*                                          62.30%

Current Month % of CPR - Non-Removals**                                      41.90%

Previous Month % of CPR - Non-Removals**                                     37.70%
----------------------------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g.
Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

----------------------------------------------------------------------------------------------------
                                                     Monthly               Annualised

Current Month CPR Rate - Total                        4.63%                  43.37%

Previous Month CPR Rate - Total                       6.50%                  55.33%
----------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------

Weighted Average Seasoning (by value) Months                                  25.5

Weighted Average Remaining Term (by value) Years                              20.67

Average Loan Size                                                         (GBP)93,052

Weighted Average LTV (by value)                                              75.08%

Weighted Average Indexed LTV (by value)                                      66.64%

Non Verified (by value)                                                      40.22%
----------------------------------------------------------------------------------------------------

Product Breakdown

----------------------------------------------------------------------------------------------------

Fixed Rate (by balance)                                                      50.78%

Together (by balance)                                                        22.54%

Capped (by balance)                                                           0.59%

Variable (by balance)                                                        22.41%

Tracker (by balance)                                                          3.69%

Total                                                                        100.0%
----------------------------------------------------------------------------------------------------


Geographic Analysis

----------------------------------------------------------------------------------------------------------------------------
                            Number                 % of Total               Value (GBP)               % of Total

East Anglia                  5,726                    1.98%                540,355,518                 2.00%

East Midlands               20,396                    7.04%               1,723,795,595                6.39%

Greater London              34,535                   11.91%               5,233,071,161               19.40%

North                       30,669                   10.58%               1,881,034,245                6.97%

North West                  38,608                   13.32%               2,920,397,790               10.83%

Scotland                    38,729                   13.36%               2,634,350,168                9.77%

South East                  42,523                   14.67%               5,401,790,250               20.03%

South West                  18,386                    6.34%               1,926,681,233                7.14%

Wales                       11,872                    4.10%                898,779,690                 3.33%

West Midlands               18,985                    6.55%               1,673,145,072                6.20%

Yorkshire                   29,458                   10.16%               2,141,162,373                7.94%

Total                      289,887                    100%               26,974,563,095                100%
----------------------------------------------------------------------------------------------------------------------------


LTV Levels Breakdown

----------------------------------------------------------------------------------------------------------------------------
                                                     Number                 Value (GBP)               % of Total

0% < 25%                                             11,466                431,357,723                 1.60%

> = 25% < 50%                                        35,886               2,672,865,512                9.91%

> = 50% < 55%                                        11,235               1,018,880,193                3.78%

> = 55% < 60%                                        12,020               1,148,678,651                4.26%

> = 60% < 65%                                        13,939               1,408,960,041                5.22%

> = 65% < 70%                                        17,015               1,711,191,564                6.34%

> = 70% < 75%                                        21,613               2,244,806,002                8.32%

> = 75% < 80%                                        21,688               2,474,331,490                9.17%

> = 80% < 85%                                        36,656               3,964,734,436               14.70%

> = 85% < 90%                                        34,560               3,519,894,077               13.05%

> = 90% < 95%                                        53,050               4,531,570,636               16.80%

> = 95% < 100%                                       20,139               1,801,341,789                6.68%

> = 100%                                               620                 45,950,980                  0.17%

Total                                               289,887              26,974,563,095               100.0%
----------------------------------------------------------------------------------------------------------------------------


Repayment Method

----------------------------------------------------------------------------------------------------------------------------
                                                     Number               Value (GBP)               % of Total

Endowment                                            20,577               1,555,188,806                5.77%

Interest Only                                        52,418               7,551,556,798               28.00%

Pension Policy                                         498                 49,293,552                  0.18%

Personal Equity Plan                                   893                 65,781,703                  0.24%

Repayment                                           215,501              17,752,742,235               65.81%

Total                                               289,887              26,974,563,095               100.00%
----------------------------------------------------------------------------------------------------------------------------


Employment Status

----------------------------------------------------------------------------------------------------------------------------
                                                     Number               Value (GBP)               % of Total

Full Time                                            252,501             22,166,342,091               82.17%

Part Time                                             3,772                243,086,441                 0.90%

Retired                                                422                 13,139,455                  0.05%

Self Employed                                        30,325               4,413,907,686               16.36%

Other                                                 2,867                138,087,423                 0.51%

Total                                                289,887             26,974,563,095               100.00%
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------

NR Current Existing Borrowers' SVR                                            6.84%

Effective Date of Change                                                1 September 2004
----------------------------------------------------------------------------------------------------


Notes         Granite Mortgages 04-2 plc

----------------------------------------------------------------------------------------------------------------------------
                          Outstanding                Rating              Reference Rate               Margin
                                                Moodys/S&P/Fitch

Series 1

A1                            $0                   Aaa/AAA/AAA                3.47%                    0.04%

A2                      $1,095,738,054             Aaa/AAA/AAA                3.50%                    0.07%

B                         $33,355,801               Aa3/AA/AA                 3.60%                    0.17%

M                         $27,518,535                A2/A/A                   3.71%                    0.28%

C                         $60,874,336             Baa2/BBB/BBB                4.13%                    0.70%

Series 2

A1                    (euro)1,340,000,000          Aaa/AAA/AAA                2.26%                    0.14%

A2                     (GBP)244,000,000            Aaa/AAA/AAA                5.00%                    0.14%

B                      (euro)92,000,000             Aa3/AA/AA                 2.39%                    0.27%

M                      (euro)53,500,000              A2/A/A                   2.52%                    0.40%

C                      (euro)89,000,000           Baa2/BBB/BBB                2.92%                    0.80%

Series 3

A                      (GBP)752,100,000            Aaa/AAA/AAA                5.02%                    0.16%

B                       (GBP)38,900,000             Aa3/AA/AA                 5.18%                    0.32%

M                       (GBP)26,500,000              A2/A/A                   5.33%                    0.47%

C                       (GBP)48,500,000           Baa2/BBB/BBB                5.71%                    0.85%
----------------------------------------------------------------------------------------------------------------------------

Credit Enhancement

----------------------------------------------------------------------------------------------------------------------------
                                                                                              % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                                  (GBP)206,069,892               7.18%

Class C Notes ((GBP) Equivalent)                                        (GBP)150,734,519               5.25%

----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                                                      % of Funding Share

Class B and M Notes ((GBP) Equivalent)                                  (GBP)206,069,892               1.16%

Class C Notes ((GBP) Equivalent)                                        (GBP)150,734,519               0.85%

----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------

Granite Mortgages 04-2 Reserve Fund Requirement                          (GBP)44,900,000               0.25%

Balance Brought Forward                                                  (GBP)44,900,000               0.25%

Drawings this Period                                                         (GBP)0                    0.00%

Excess Spread this Period                                                (GBP)4,207,660                0.02%

Funding Reserve Fund Top-up this Period*                                -(GBP)4,207,660               -0.02%

Current Balance                                                          (GBP)44,900,000               0.25%
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------

Funding Reserve Balance                                                  (GBP)93,725,129               0.53%

Funding Reserve %                                                             1.0%                      NA
----------------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)8 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)8 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.